Exhibit 99.1

Sprott’s Offer for Central GoldTrust Again Fails to Achieve the Minimum Tender Condition

GoldTrust Trustees Correct Sprott’s Inaccurate Statements

(Toronto, ON, November 4, 2015) – Central GoldTrust (“GoldTrust”) (symbol: TSX – GTU.UN (C$) and GTU.U (US$); NYSE MKT – GTU (US$)) confirmed today that the unsolicited offer by Sprott Asset Management LP and Sprott Physical Gold Trust (“Sprott PHYS”; and collectively, “Sprott”) for all of the outstanding Units of GoldTrust has once again failed to achieve sufficient acceptance to satisfy the required minimum tender condition. As a result, Sprott has yet again, for the 6th time, extended the expiry date of the offer, which is now set to expire on November 20, 2015.

The Board of Trustees of GoldTrust (the “Board”) has reaffirmed its recommendation that Unitholders should continue to reject Sprott’s inadequate offer, which provides no material premium to GoldTrust Unitholders. GoldTrust Unitholders should retain their Units, withdraw any tendered Units and support GoldTrust’s proposed enhanced cash redemption feature, which your Trustees believe will provide greater benefits to ALL long-term GoldTrust Unitholders than Sprott’s physical redemption feature.

The Trustees again wish to set the record straight by informing Unitholders of key deficiencies in Sprott’s offer and correcting several of Sprott’s misleading statements:

▪	The affairs of GoldTrust are overseen by an independent Board of Trustees for the benefit of its Unitholders. The majority of the Trustees are independent of the Spicer family, which founded and originally funded GoldTrust and which owns a controlling interest in GoldTrust’s administrator. The executives of GoldTrust and its administrator take their direction from the Board, which has always acted in the best interests of Unitholders, keeping administration fees low and stewarding Unitholders’ bullion assets in the most secure and tax effective manner. The independent members of the Board have made all decisions and recommendations regarding Sprott’s offer after careful consideration and consultation with the Board, its counsel and the Special Committee’s financial advisors and legal counsel. The administrator and the Spicer family have been supportive of the Board since GoldTrust was established in 2003 and have never dictated how the Board should decide on any matter.

▪	The Trustees will continue to act in the best interests of ALL Unitholders and cannot endorse a deficient offer that does not benefit ALL Unitholders. Principally because we don’t agree with them, Sprott has waged a smear campaign claiming poor governance and entrenchment of the Trustees. Their numerous unfounded allegations are intended to distract Unitholders from the deficiencies of their inadequate offer: no material premium, higher management fees, lower bullion security and safeguards, significantly reduced governance rights and higher potential tax liability for certain U.S. Unitholders[1].

▪	Sprott’s claims that GoldTrust Units have “traded for most of their existence at double-digit discounts”[2] are completely false. In fact, GoldTrust Units have traded at an average premium to net asset value (“NAV”) of 1.5% since GoldTrust was established in 2003[3].

▪	To address the recent trading discounts to NAV, which have occurred as a result of the protracted bear market for gold, the Trustees have approved and intend to implement an enhanced cash redemption feature at 95% of NAV. This enhanced cash redemption feature would be available to ALL GoldTrust Unitholders, large and small, at any time. By contrast, Sprott’s physical redemption feature is only available on a monthly basis and would only be available to GoldTrust Unitholders with holdings greater than approximately US$450,000, which represents less than 1% of all Unitholders. This enhanced cash redemption feature would also be accretive to non-redeeming Unitholders, reduce the likelihood of physical gold bullion arbitrage by hedge funds and avoid the potential negative tax implications of Sprott’s physical redemption feature. For these reasons, your Trustees have concluded that this proposed enhanced cash redemption feature is a superior alternative to Sprott’s physical redemption feature, a similar version of which was overwhelmingly rejected by Unitholders in May of this year. Through legal intervention, Sprott has thus far managed to deprive all GoldTrust Unitholders of the clear benefits of this enhanced cash redemption feature in order to facilitate their self-serving, hostile takeover bid.

▪	Sprott’s poor track record as a fund manager should concern GoldTrust Unitholders. A review of Sprott’s performance shows their abysmal track record as a fund manager, and yet despite this poor track record, they would charge GoldTrust Unitholders 75% higher management fees[4]. Sprott PHYS has seen the number of its outstanding units decline by approximately 25% due to redemptions by its own investors[5]. Sprott’s assets under management have declined by approximately 24% since the third quarter of 2012[6]. Sprott Inc., Sprott’s flagship publicly-traded company, whose shareholders are funding Sprott’s hostile takeover bid, has lost approximately 75% of its value since its IPO[7]. Sprott Resource Corp. has seen its NAV decline by 62% over the past year and was trading at a 57% discount to NAV according to Sprott Resource Corp.’s most recent quarterly filings[8]. In addition, the market price of Sprott PHYS units has declined by 7% since its IPO in 2010, while the market price of GoldTrust Units has risen by over 175% since GoldTrust’s IPO in 2003[9]. Sprott’s interest in GoldTrust has nothing to do with benefiting GoldTrust’s Unitholders, their offer is nothing more than a desperate attempt to offset the precipitous decline in Sprott’s asset base and plummeting fee income.

Bruce Heagle, Chair of the Special Committee of the Board of Trustees of GoldTrust stated: “Sprott initiated this whole process with an inadequate, deficient offer, which has remained substantially unchanged since it was announced in April. Principally because we don’t agree with them, Sprott has embarked on a drawn-out smear campaign. Moreover, Sprott’s opposition to GoldTrust’s proposed enhanced cash redemption feature has deprived Unitholders, at least for the time being, of a superior alternative to Sprott’s physical redemption feature, and has resulted in costly litigation. Nothing material has changed in Sprott’s offer, and neither has the recommendation of the Trustees. GoldTrust Unitholders are urged to send a clear message to Sprott that it is time to stop destroying investors’ capital, stop harassing Unitholders and terminate their inadequate offer. We thank GoldTrust Unitholders for their patience and continued support.”

GoldTrust Trustees continue to recommend that Unitholders REJECT Sprott’s offer, TAKE NO ACTION, DO NOT TENDER their Units to Sprott’s offer and WITHDRAW their Units if already tendered.

Unitholders who have already tendered to Sprott’s offer should withdraw their Units immediately by contacting D.F. King & Co at 1-800-251-7519, or via email at inquiries@dfking.com

GoldTrust Unitholders are reminded that they are NOT REQUIRED to make any election or tender their Units to Sprott, regardless of what brokers may say. If instructed by a broker that tendering is required or that Unitholders cannot “do nothing,” please call D.F. King & Co at 1-800-251-7519 for assistance.

About Central GoldTrust

GoldTrust (established on April 28, 2003) is a passive, self-governing, single purpose trust, which invests primarily in long-term holdings of gold bullion and does not speculate in gold prices. At November 3, 2015, the GoldTrust Units were 99.8% invested in unencumbered, allocated and physically segregated gold bullion. Units may be purchased or sold on the Toronto Stock Exchange and NYSE MKT.

Additional Information and Where to Find It

The recommendation of the Trustees described herein is contained in the Trustees’ Circular, which has been filed with Canadian securities regulatory authorities and is also contained in the solicitation/recommendation statement filed with the Securities and Exchange Commission (“SEC”). Unitholders are urged to read the Trustees’ Circular and the solicitation/recommendation statement and other relevant materials because they contain important information. The Trustees’ Circular and other filings made by GoldTrust with Canadian securities regulatory authorities since 2003 may be obtained without charge at http://www.sedar.com and at the investor relations section of the GoldTrust website at http://www.gold-trust.com/news.htm. The solicitation/recommendation statement and other SEC filings made by GoldTrust may be obtained without charge at the SEC’s website at http://www.sec.gov and at the investor relations section of the GoldTrust website at http://www.goldtrust.com/news.htm.

Forward-Looking Statements

Certain statements contained in this press release constitute “forward-looking statements” under United States federal securities laws and “forward-looking information” under Canadian securities laws (collectively, “Forward-Looking Statements”), including those related to: the reasons of the Board of Trustees for recommending to Unitholders the rejection of Sprott’s offer, not taking any action with respect to Sprott’s offer, not tendering any Units to Sprott’s offer and withdrawing any Units already tendered to Sprott's offer; the anticipated costs, risks and uncertainties associated with Sprott’s offer, including any anticipated impacts on bullion security, governance and Unitholder rights, potential tax risks, leverage to rising gold prices and fees to be collected by Sprott; any potential adoption by GoldTrust of an amended cash redemption feature and any anticipated impact on GoldTrust, GoldTrust Unitholders, the market price for Units and any trading discount to net asset value resulting from the adoption of such cash redemption feature; the anticipated timing, mechanics, completion and settlement of Sprott’s offer; the value of the Sprott Physical Gold Trust units that would be received as consideration under Sprott’s offer; the ability of Sprott to complete the transactions contemplated by Sprott’s offer; any anticipated results or performance of Sprott Physical Gold Trust or any other affiliates of Sprott; any anticipated changes to the market price of Sprott Physical Gold Trust units or any other securities of Sprott and their affiliates; and any anticipated future prices of gold and the units. GoldTrust cautions investors about important factors that could cause actual results or outcomes to differ materially from those expressed, implied or projected in such Forward-Looking Statements. Such Forward-Looking Statements involve projections, estimates, assumptions, known and unknown risks and uncertainties which could cause actual results or outcomes to differ materially from those expressed in such Forward-Looking Statements or otherwise be materially inaccurate. No assurance can be given that these projections, estimates, expectations or assumptions will prove to be correct and any Forward-Looking Statements included in this press release should not be unduly relied upon. These Forward-Looking Statements speak only as to GoldTrust’s beliefs, views, expectations and opinions as of the date of this press release. Except as required by applicable securities laws, GoldTrust does not intend and does not assume any obligations to update or revise these Forward-Looking Statements, whether as a result of new information, future events or otherwise. In addition, this press release may contain Forward-Looking Statements drawn from or attributed to third party sources. Factors that could cause or contribute to such differences include, but are not limited to, those risks detailed in GoldTrust’s filings with the Canadian securities regulatory authorities and the SEC.

1 For additional information, please refer to the “Reasons for Rejecting the Sprott Offer” section in GoldTrust’s Trustees’ Circular filed on June 9, 2015, which is accessible via EDGAR and SEDAR as well as on the GoldTrust website at http://www.gold-trust.com/rejectsprott/trustees-circular.html.

2 Rick Rule stated “[GoldTrust] has traded for most of its existence at double-digit discounts to the underlying asset value” in a podcast with Palisade Radio published on May 8, 2015; and again on October 1, 2015 during the Sprott webcast relating to the Sprott offer, Rick Rule stated: "It must be stressed that neither [GoldTrust] nor [Silver Bullion Trust] have ever or very seldom traded close to or above par, they have in fact traded at a persistent discount and they've traded at a persistent discount for over a decade."

3 Average premium/discount to NAV from July 9, 2003 to November 3, 2015; TSX data prior to NYSE listing of GoldTrust on September 22, 2006 converted to US$.

4 The management expense ratio is calculated based on the administrative/management fees incurred over the twelve-months ended June 30, 2015, divided by the average end-of-month NAV for the same entity over the same period. This yields a management expense ratio of 0.35% for Sprott PHYS and 0.20% for GoldTrust. Administration/management fees are taken directly from the respective financial statements of Sprott PHYS and GoldTrust and historical monthly NAV data is sourced from Bloomberg.

5 Based on a comparison of total units outstanding as of November 1, 2015 and 2013, sourced from monthly data available on Bloomberg.

6 Based on a comparison of “Assets Under Management” as reported by Sprott Inc. as of June 30, 2015 and September 30, 2012.

7 ~75% reduction in Sprott Inc.’s value calculated based on the share price as at November 3, 2015, and the IPO issue price announced by Sprott Inc. on May 15, 2008.

8 Sourced from Sprott Resource Corp.’s most recent financial statements, as at September 30, 2015. NAV discount shown as at September 30, 2015. Reduction in NAV based on a comparison of NAV per share as at September 30, 2015 and 2014.

9 Performance as of November 3, 2015; based on GoldTrust IPO date of July 9, 2003 and Sprott PHYS IPO date of February 25, 2010. For GoldTrust, TSX data at IPO converted to US$.